Investor Teleconference Presentation Third Quarter 2017 Praxair, Inc. October 26, 2017 Filed by Praxair, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: Praxair, Inc. (Commission File No.: 001-11037) Linde AG Commission File No. for Registration Statement on Form S-4: 333-218485 October 26, 2017

Forward Looking Statement This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the expected timing and likelihood of the completion of the contemplated business combination with Linde AG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer, including satisfying closing conditions; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the combined company may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the GAAP or adjusted projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company’s latest Annual Report on Form 10-K filed with the SEC and in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) filed by Linde plc with the SEC which should be reviewed carefully. Please consider the company’s forward-looking statements in light of those risks. Additional Information and Where to Find It   In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the SEC that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.   INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).   This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.   No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Praxair, Inc. Stephen F. Angel Chairman and Chief Executive Officer

Asia 16% Europe 14% South America 13% North America 52% Double-digit volume growth Positive price attainment New project wins Strong electronics end-market Continued steady growth Strong food & beverage volumes Continued economic weakness Political uncertainty Lower inflation Growth across all end-markets U.S. packaged volumes improving Negative impact from hurricanes % of 3Q17 Sales 3Q17 Global Trends PST 5% (global) Aerospace growth

Linde and Praxair Proposed Merger Update Shareholder Approval Regulatory European Union: Parties engaged in pre-notification phase with the EU Commission United States: Linde AG and Praxair filed with the FTC, each company responding to second request All other jurisdictions: filings in progress Russia: unconditional approval received Praxair obtained 83% of all outstanding shares voted in favor of the merger Continued progress with Linde exchange offer process; as of October 24th 2017, 64.5% Lowered the threshold from 75% to 60% Permit the applicable index funds to tender their shares Additional time for remaining shareholders to tender their shares Initial acceptance period extended to November 7, 2017

Praxair, Inc. Matthew J. White Senior Vice President and Chief Financial Officer

Non-GAAP measures, other than sales and operating cash flow. See Appendix. (2) Diluted EPS attributable to Praxair, Inc. shareholders. Ex cost pass-thru and currency: Sales +6%, OP +7% Hurricanes negatively impacted EPS ~ $(0.02) Price attainment in NA, Europe and Asia YoY volume growth across all end-markets Strong OCF, 27% of sales and record FCF Project backlog $1.5B, includes four new wins in the U.S. and Asia Third Quarter Results ($ MM) Adj. Third Quarter 2017(1) Adj. Second Quarter 2017(1) Adj. Third Quarter 2016(1) Sales $2,922 $2,834 $2,716 Operating Profit $642 $619 $597 Operating Margin 22.0% 21.8% 22.0% EBITDA(1) $952 $922 $891 EBITDA Margin(1) 32.6% 32.5% 32.8% Diluted EPS(2) $1.50 $1.46 $1.41 Op. Cash flow $794 $701 $788 Base Capex(1) (250) (217) (228) Available OCF(1) 544 484 560 After–Tax ROC(1) 12.3% 12.1% 12.1% YOY 3Q vs. 2Q Sales Growth + 8% + 3% Volume + 5% + 1% Price / Mix + 1% -- Cost pass-thru + 1% -- Currency + 1% + 2% Acq/Div -- -- Base capex includes maintenance, small growth, safety, cost reduction and other non backlog project capex Available OCF = operating cash flow minus base capex

Cash Flow Generation 3Q 2017 Free Cash Flow Use Non-GAAP measure. Free cash flow equals operating cash flow minus capital expenditures Paused stock buybacks during proposed merger Anticipate further debt reduction Free Cash Flow (FCF)1 Operating Cash Flow Trend ($MM) 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Net Debt Reduction $202 MM Dividends $225MM Other Record FCF

2017 Guidance Update Full year 2017 guidance does not include transaction and other costs primarily related to potential Linde merger. *Non-GAAP measure. See Appendix for reconciliation. Full-Year 2017 EPS in the range of $1.45 to $1.50 4Q guidance includes ~ $(0.02) headwind from continued hurricane impact Fourth Quarter 2017 Adjusted EPS in the range of $5.78 to $5.83* Midpoint up $0.12 Prior guidance: $5.63 to $5.75 CAPEX approximately $1.4B

Appendix

North America Sales ex. cost pass-thru +5%, OP +6% Includes negative impact of hurricanes YoY volume growth driven by electronics, aerospace, manufacturing and metals Continued price attainment in merchant and packaged gases New onsite win in the electronics end-market ($ MM) Third Quarter 2017 Second Quarter 2017 Third Quarter 2016 Sales $1,518 $1,505 $1,431 Segment OP $386 $378 $363 Operating Margin 25.4% 25.1% 25.4% YOY 3Q vs. 2Q Sales Growth + 6% + 1% Volume + 3% -- Price / Mix + 1% -- Cost pass-thru + 1% -- Currency + 1% + 1% Acq/Div -- --

Europe YoY volume growth driven by metals, food & beverage and manufacturing Seq. lower volumes due to seasonality Price attainment in most countries CO2 source outage negatively impacted operating leverage Currency tailwind from Euro appreciation ($ MM) Third Quarter 2017 Second Quarter 2017 Third Quarter 2016 Sales $407 $383 $366 Segment OP $78 $73 $72 Operating Margin 19.2% 19.1% 19.7% YOY 3Q vs. 2Q Sales Growth + 11% + 6% Volume + 4% - 1% Price / Mix + 1% + 1% Cost pass-thru + 1% + 1% Currency + 5% + 6% Acq/Div -- - 1%

YoY volume growth driven by chemicals, metals and project start-ups Seq volume growth led by metals Operating margin challenges: Political uncertainty Continued weakness in the industrial economy adversely affecting merchant and packaged volumes Lower inflation impacting price Continuing to align organization to market conditions South America ($ MM) Third Quarter 2017 Second Quarter 2017 Third Quarter 2016 Sales $389 $373 $378 Segment OP $63 $63 $68 Operating Margin 16.2% 16.9% 18.0% YOY 3Q vs. 2Q Sales Growth + 3% + 4% Volume + 2% + 4% Price / Mix -- - 1% Cost pass-thru -- -- Currency + 1% + 1% Acq/Div -- --

Asia ($ MM) Third Quarter 2017 Second Quarter 2017 Third Quarter 2016 Sales $451 $422 $391 Segment OP $88 $80 $68 Operating Margin 19.5% 19.0% 17.4% YOY 3Q vs. 2Q Sales Growth + 15% + 7% Volume + 13% + 4% Price / Mix + 2% + 2% Cost pass-thru + 1% -- Currency + 1% + 1% Acq/Div - 2% -- YoY volumes: Electronics, metals and chemicals Manufacturing and project start-up Seq volumes: Electronics, metals and manufacturing Strong price attainment YoY operating leverage driven by sales growth and productivity Project activity increasing, mainly in electronics India joint venture divestiture

Continued growth in aerospace end-market Industrial gas turbines remain weak Surface Technologies ($ MM) Third Quarter 2017 Second Quarter 2017 Third Quarter 2016 Sales $157 $151 $150 Segment OP $27 $25 $26 Operating Margin 17.2% 16.6% 17.3%

3Q17 Backlog - $1.5B Capital Expenditures (XX) Indicates expected startup year BASF/Yara JV Hydrogen 170MM SCFD Nitrogen 2,000 TPD (2017) ASU – Air separation unit(s) VPSA – Vacuum pressure swing adsorption TPD – Tons per day SCFD – Standard cubic feet per day North America ~80% Asia ~20% South America Europe Toray Fiber (2017) Total Antwerp Oxygen & Nitrogen Pipeline (2017) Geismar Carbon Monoxide 13MM SCFD (2018) % of backlog capex MEGlobal Oxygen & Nitrogen (2019) Hyundai Oil Bank 750 TPD VPSA (2017) Marathon Hydrogen (2018) Celanese Carbon Monoxide, Oxygen & Nitrogen (2020) 3Q17 project added to backlog CNOOC Daya Bay 4,800 TPD `ASU (2017) Huali Microelectronics 600 TPD ASU (2018) Global Foundries 600 TPD ASU (2019) BASF Syngas (2019) Samsung 700 TPD ASU (2018)

Global End-Market Trends * Excludes impact of currency, natural gas/precious metals cost pass-through and acquisitions/divestitures. 3Q17 Sales Growth* 3Q17 % of Sales YOY Vs. 2Q17 Manufacturing (22%) + 4% -- YoY growth in all regions Metals (17%) + 9% + 6% North America, Asia and Europe Energy (11%) + 2% - 3% North America; Seq. driven by hurricane Chemicals (10%) + 7% + 1% YoY growth in all regions Food & Bev (10%) + 4% + 3% North America and Europe; Seq seasonality Healthcare (8%) + 3% -- YoY North America and Europe Electronics (9%) + 19% + 4% YoY North America, Asia and Europe

2015 2016 2017 2018+ Strategy Grow profitably regardless of the macroeconomic environment Price Management Cash Flow Productivity Align with market realities Optimize Base Business Healthcare Food & Beverage Environmental Grow Resilient End-Markets Specialty Gases Aerospace U.S. Gulf Coast focus Stronger contribution in 2017+ Execute Backlog & Win New Projects Emerging Markets Oil and Metals Associated FX tailwind Leverage Cyclical Recovery Capitalize on Acquisition / JV Opportunities Build geographic density Increase presence in resilient end-markets

Non-GAAP Measures

Non-GAAP Measures, continued

Non-GAAP Measures, continued

Non-GAAP Measures, continued

Non-GAAP Measures, continued

Sustainable Development Highlights

For further information, please contact: INVESTOR RELATIONS Phone: (203) 837-2213 Juan_Pelaez@praxair.com www.praxair.com/investors